Exhibit 11


  DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

  COMPUTATION OF EARNINGS PER COMMON SHARE
  FISCAL YEAR ENDED AUGUST 2, 1997


                                                                    Fully
                                                      Primary      Diluted
                                                      -------      -------

Reconciliation of net income per
  statement of income to amount used in
  in earnings per share computation:

Net Income                                           $4,911,554   $4,911,554
                                                     ==========   ==========


 Reconciliation of weighted average
   number of shares outstanding to amount
   used in earnings per share computation:

 Weighted average number of shares
   outstanding                                        7,422,724    7,422,724

 Add - shares issuable from assumed exercise
   of options subject to limitations under
   the Treasury Stock method                          1,075,680    1,101,798
                                                     ----------   ----------

 Weighted average number of shares
    outstanding as adjusted                           8,498,404    8,524,522
                                                     ==========   ==========


 Net income per common share                         $      .58   $      .58
                                                     ==========   ==========




         The Company utilized the Treasury Stock method for computing net income per common share. Under this method, the funds obtained by the assumed exercise of all options and warrants were applied to repurchase common stock at the average market price but limited to an amount of repurchased shares to no greater than 20% of the then outstanding actual common shares.